Gold X2 Announces Definitive Agreements for Proposed Spin-Out of Net Smelter Royalty to Shareholders

VANCOUVER, B.C., October 27, 2026: Gold X2 Mining Inc. (NYSE American: AUXX / TSXV: AUXX / FWB: DF80) ("Gold X2" or the "Company") today announces that it has entered into definitive agreements in respect of the previously announced spin-out of a 1.0% net smelter return royalty on any potential future mineral production at the Company's 100%-owned Moss Gold Project (the "NSR Royalty") to its newly incorporated wholly-owned subsidiary 1602630 B.C. Ltd. ("SpinCo").

The creation and spin-out of SpinCo is designed to allow shareholders of Gold X2 (the "Gold X2 Shareholders") to capture additional long-term value through the NSR Royalty, while Gold X2 continues to focus on advancing the Moss Gold Project.

Michael Henrichsen, CEO and Director of Gold X2, commented: "We are pleased to enter into definitive agreements and move closer to unlocking significant shareholder value from the Moss Gold Deposit. The 1% NSR spin-out preserves strong project economics for the Moss Gold Project while capturing future project upside for our shareholders. The Company will provide a further update on the record date for shareholder participation in the arrangement in advance of closing."

Summary

The Company, through its wholly-owned subsidiary Goldshore Mining Inc., has entered into a royalty agreement, pursuant to which the Company will cause the NSR Royalty to be granted to SpinCo.

The Company has entered into an arrangement agreement dated October 27, 2026 with its direct and indirect subsidiaries SpinCo, Kesselrun Resources Ltd., Goldshore Mining Inc. and 1611028 B.C. Ltd. (the "Arrangement Agreement"). Pursuant to the Arrangement Agreement, the NSR Royalty that has been created and granted by the Company's subsidiary, Goldshore Mining Inc., will be transferred to a subsidiary of SpinCo and the shares of SpinCo (the "SpinCo Shares") will be spun-out pro rata to the Gold X2 Shareholders by way of a statutory plan of arrangement under the under the Business Corporations Act (British Columbia) (the "Arrangement").

Terms of the Arrangement Agreement

Each Gold X2 Shareholder as of a particular date to be announced prior to closing of the Arrangement (the "Record Date") will receive one-fifth of one Spinco Share for each one common share of Gold X2 (each, a "Gold X2 Share") held as of the Record Date. There will be no change in the Gold X2 Shareholders' holdings in Gold X2 as a result of the Arrangement.

Each outstanding Gold X2 stock option will be exchanged for one replacement Gold X2 option (each, a "Gold X2 Replacement Option") exercisable to acquire one Gold X2 Share and one-fifth of one SpinCo stock option (each whole option, a "SpinCo Option"), each whole SpinCo Option being exercisable to acquire one SpinCo Share. The exercise prices for the Gold X2 Replacement Options and the SpinCo Options will be adjusted to reflect the relative value of the shares. Each outstanding Gold X2 restricted share unit ("RSU") will be adjusted and increased, in accordance with its terms, to reflect any reduction in the value of a Gold X2 Share resulting from the distribution of the SpinCo Shares and each such RSU shall otherwise be continued on the same terms and conditions as were applicable immediately before the effective time of the Arrangement. Each outstanding Gold X2 share purchase warrant will be exchanged for one replacement Gold X2 warrant (each, a "Gold X2 Replacement Warrant") exercisable to acquire one Gold X2 Share and one-fifth of one SpinCo warrant (each whole option, a "SpinCo Warrant"), each whole SpinCo Warrant being exercisable to acquire one SpinCo Share. The exercise prices for the Gold X2 Replacement Warrants and the SpinCo Warrants will be adjusted to reflect the relative value of the shares.

The Gold X2 Shareholders, the holders of Gold X2 options and the holders of Gold X2 share purchase warrants (collectively, the "Gold X2 Securityholders") will vote on the Arrangement at a meeting of Gold X2 Securityholders (the "Meeting") to be held on a date to be announced. To become effective, the Arrangement must be approved by a special resolution passed by at least (i) 66⅔% of the votes cast by Gold X2 Shareholders present in person or represented by proxy at the Meeting, with each Gold X2 Shareholder entitled to one vote for each Gold X2 Share held; and (ii) 66⅔% of the votes cast by all Gold X2 Securityholders (voting as a single class) present in person or represented by proxy at the Meeting. The Arrangement is also subject to the approval of the Supreme Court of British Columbia, the approval of the TSX Venture Exchange (the "TSXV") and other customary closing conditions. Full details of the Arrangement will be included in the management information circular (the "Circular") that will be mailed to Gold X2 Securityholders in connection with the Meeting.

After careful consideration, the board of directors of the Company (the "Board") has unanimously determined that the Arrangement is fair to shareholders and in the best interests of the Company. The factors considered by the Board in reaching this determination will be described in the Circular.

Details regarding the proposed management team and board of directors of SpinCo will be described in the Circular. Changes and additions to the management team may be made following completion of the Arrangement.

Following completion of the Arrangement, the Gold X2 Shares will continue to trade on the TSXV and the NYSE American under the symbol "AUXX". The SpinCo Shares will not be listed on any stock exchange immediately following closing of the Arrangement; however, SpinCo intends to evaluate the strategic opportunities available to it.

None of the securities to be issued pursuant to the Arrangement have been or will be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and any securities issued pursuant to the Arrangement are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

About Gold X2 Mining

Gold X2 is a growth-oriented gold company focused on delivering long-term shareholder and stakeholder value through the acquisition and advancement of primary gold assets in tier-one jurisdictions. It is led by the ex-global head of structural geology for the world's largest gold company and backed by one of Canada's pre-eminent private equity firms. The Company's current focus is the advanced stage 100% owned Moss Gold Project which is positioned in Ontario, Canada, with direct access from the Trans-Canada Highway, hydroelectric power near site, supportive local communities and skilled workforce. The 2026 updated National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") mineral resource estimate ("MRE") for the Moss and East Coldstream Deposits has expanded to 2.458 million ounces of Indicated gold resources at 1.04 g/t Au, contained within 73.8 million tonnes and 4.209 million ounces of Inferred gold resources at 0.97 g/t Au contained within 134.7 million tonnes. The Moss Deposit also has a silver MRE of 3.160 million ounces of indicated silver resources at 1.53 g/t Ag contained within 64.3 Mt and 6.273 million ounces of inferred silver resources at 1.55 g/t Ag contained within 125.9 Mt. Results of a preliminary economic assessment ("PEA") of the Moss Gold Project suggest the potential for the deposit to support a long-life mining operation with a strong production profile and low production costs. The MRE and PEA are supported by a NI 43-101 technical report for the Moss Gold Project available on the Company's website and under the Company's issuer profiles on SEDAR+ and EDGAR. For more information, please visit SEDAR+ (www.sedarplus.ca), EDGAR (www.sec.gov) and the Company's website (www.goldx2.com).

Peter Flindell, PGeo, MAusIMM, MAIG, Chief Operating Officer, of the Company, and a qualified person under NI 43-101, has approved the scientific and technical information contained in this news release.

ON BEHALF OF THE BOARD

"Michael Henrichsen"

For More Information - Please Contact:

Michael Henrichsen

President, Chief Executive Officer and Director

Gold X2 Mining Inc.

E: mhenrichsen@goldx2.com

W: www.goldx2.com

T: 1-604-404-4335

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

This news release contains statements that constitute "forward-looking statements." Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company's actual results, performance or achievements, or developments to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects," "plans," "anticipates," "believes," "intends," "estimates," "projects," "potential" and similar expressions, or that events or conditions "will," "would," "may," "could" or "should" occur. Forward-looking statements in this news release include, among others, statements relating to the timing, structure and completion of the Arrangement; the intention to spin out the NSR Royalty and create SpinCo pursuant to the Arrangement; the timing and receipt of required shareholder, court and stock exchange approvals for the Arrangement; future potential for the Company and SpinCo; anticipated benefits of the Arrangement; the listing of SpinCo Shares on a stock exchange, if at all, and the timing thereof; the composition of SpinCo's board of directors and management team; and the timing for mailing of the Circular and the holding of the Meeting.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors and risks include, among others: uncertainty and variation in the estimation of mineral resources; risks related to exploration, development, and operation activities; the risk that exploration and development of the Moss Gold Project will not be undertaken as anticipated; the Company may require additional financing from time to time in order to continue its operations which may not be available when needed or on terms and conditions acceptable to the Company; the economic performance of the deposit may not be consistent with management's expectations; the Company's exploration work may not deliver the results expected; the fluctuating price of gold; unknown liabilities in connection with acquisitions; compliance with extensive government regulation; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; environmental and other regulatory requirements; domestic and foreign laws and regulations could adversely affect the Company's business and results of operations; risks related to natural disasters, terrorist acts, health crises, and other disruptions and dislocations; global financial conditions; uninsured risks; climate change risks; competition from other companies and individuals; conflicts of interest; risks related to compliance with anti-corruption laws; the Company's limited operating history; intervention by non-governmental organizations; outside contractor risks; the stock markets have experienced volatility that often has been unrelated to the performance of companies and these fluctuations may adversely affect the price of the Company's securities, regardless of its operating performance; the Arrangement may not be completed on the terms or timeline anticipated, or at all, including as a result of a failure to obtain the required shareholder, court or regulatory approvals; the risk of unanticipated tax consequences of the Arrangement; the market valuing the Company and SpinCo in a manner not anticipated by the Company; risks related to the benefits of the Arrangement not being realized and other risks associated with executing the Company's objectives and strategies as well as those risk factors discussed in the Company's continuous disclosure documents filed under the Company's profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

The forward-looking information in this news release is based on management's reasonable expectations and assumptions as of the date of this news release. Certain material assumptions regarding such forward-looking statements were made, including without limitation, assumptions regarding: the future price of gold; anticipated costs and the Company's ability to fund its programs; the Company's ability to carry on exploration, development and mining activities; prices for energy inputs, labour, materials, supplies and services; the timing and results of drilling programs; mineral resource estimates and the assumptions on which they are based; the discovery of mineral resources and mineral reserves on the Company's mineral properties; the timely receipt of required approvals and permits; the costs of operating and exploration expenditures; the Company's ability to operate in a safe, efficient, and effective manner; the Company's ability to obtain financing as and when required and on reasonable terms; that the Company's activities will be in accordance with the Company's public statements and stated goals; the Company's exploration work will deliver the results expected; that all conditions precedent to the completion of the Arrangement, including receipt of the required shareholder, court and regulatory approvals, will be satisfied in a timely manner; and that there will be no material adverse change or disruptions affecting the Company or its properties.

The forward-looking information contained in this news release represents the expectations of the Company as of the date of this news release and, accordingly, is subject to change after such date. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Readers should not place undue importance on forward-looking information and should not rely upon this information as of any other date. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.